National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044


                                February 22, 2012

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: National Health Partners, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2010
    Filed March 31, 2011
    File No. 000-51731

Attention: Mr. Edwin Kim

Dear Madam or Sir:

     We have received your comment letter dated February 1, 2012. Due to events beyond our control, we are unable to respond to your letter at this time. Yesterday, our securities counsel, David E. Wise, spoke with Mr. Edwin Kim at the Commission and requested an extension of ten more business days from the February 15, 2012, due date of our response to the comment letter. We will file a response to your letter on or before February 29, 2012.

Thank you,

National Health Partners, Inc.


By: /s/ David M. Daniels
   ---------------------------------
   David M. Daniels
   President